     E. L. Cox, 69, has served as a Class I director of the Company since September 1988 and as a director of Fuddruckers, Inc. from June 1988 until November 1988. Mr. Cox served as Chairman and Chief Executive Officer of the Michigan Accident Fund from February 1990 until his retirement in August 1995. Prior thereto Mr. Cox served as Chairman and Chief Executive Officer of Michigan Mutual/Amerisure Companies and its affiliated insurance companies from May 1981 through January 1990. Ms. Cox is also a member of the Board of Directors of Comerica, Inc., a publicly-traded financial institution, and a director of various trade associations in the insurance industry.

     Dean P. Vlahos, 45, has served as a director of the Company since February 1996. Mr. Vlahos was the founder, and has been Chairman of the Board, President and Chief Executive Officer of Champps Entertainment, Inc. since its inception in October 1988. Mr. Vlahos also served as Chief Financial Officer of Champps from its inception to March 1994. Prior to establishing Champps, he started, owned and operated the original Champps Americana restaurants in St. Paul, Minnesota (opened January 1983) and Richfield, Minnesota (opened February 1986). Mr. Vlahos has over 20 years of experience in the restaurant industry.

MEETING AND COMMITTEES

     The Board of Directors of the Company has an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating Committee. During the fiscal year ended June 29, 1996, the Board of Directors held six meetings, the Audit Committee held two meetings, and the Compensation Committee held two meetings. The Nominating Committee does not meet separately and its business is conducted at meetings of the full Board of Directors. Each director attended 75% or more of the aggregate of (a) the total number of meetings of the Board of Directors during fiscal year 1996, and (b) the total number of meetings held by all committees of the Board of Directors on which such director served during fiscal year 1996.

     The Audit Committee has the responsibility of selecting the Company's independent auditors and communicating with the Company's independent auditors on matters of auditing and accounting. The Audit Committee is currently composed of Ms. Belton and Messrs. Cox and Schwartz.

     The Compensation Committee has the responsibility of reviewing on an annual basis all officer and employee compensation. The Compensation Committee is currently composed of Ms. Belton and Messrs. Cox and Schwartz. The Compensation Committee also acts as the Stock Option Committee, and has the responsibility of administering the Company's Incentive Stock Option Plan, the Non-Qualified Stock Option Plan, the Executive Stock Option Plan and the 1994 Equity Incentive Plan (collectively, the "Stock Option Plans").


DIRECTORS' COMPENSATION

     In fiscal year 1996, Directors receive $1,000 per meeting plus travel expenses. Under the the Company's 1994 Equity Incentive Plan, each year each non-employee director receives options to purchase 1,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock as of the date of grant.

                             EXECUTIVE COMPENSATION

     The following tables provide information as to compensation paid by the Company during each of the three previous fiscal years ending with the fiscal year ended June 29, 1996 to the Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus for fiscal year 1996 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                              ANNUAL                               COMPENSATION
                                           COMPENSATION                               AWARDS
          NAME AND                       ------------------       OTHER ANNUAL       OPTIONS/       ALL OTHER
     PRINCIPAL POSITION          YEAR    SALARY       BONUS       COMPENSATION        SARS(1)     COMPENSATION
     ------------------          ----    ------       -----       ------------     ------------   ------------
William H. Baumhauer.........    1996   $369,558   $200,000
     Chairman and Chief          1995    325,000    230,000                                       $1,220,848(2)
     Executive Officer           1994    303,708    161,000                            9,000

Allen R. Maxwell.............    1996    254,527     50,000         $60,000(3)        30,000(4)
     President and Chief         1995    248,850     50,000          60,000(3)         5,000
     Operating Officer           1994    256,036     80,500          60,000(3)

David G. Parker..............    1996    172,160     25,000                           18,000(4)
     Senior Vice President       1995    171,500     30,000                            1,500
     and Chief Administrative    1994    174,798     36,750                            1,500
     Officer

William T. Freeman...........    1996    147,116     50,000                           21,000(4)
     Senior Vice President       1995    108,270                                       6,000
     Corporate Development       1994        (5)

Louis A. Kaucic..............    1996    154,500     25,000                           15,000(4)
     Senior Vice President       1995    154,500     25,000                            1,500
     Human Resources             1994    157,471     36,750                            1,500

-----------------

(1) Represents the number of options to acquire Common Stock granted during the fiscal year.

(2) Represents amount earned pursuant to a long-term incentive plan, based on the market value of the Common Stock as of June 29, 1996 (the closing sale price of the Common Stock on June 28, 1996, as reported by Nasdaq, was $23.50 per share). Due to the decline in the Common Stock price subsequent to June 29, 1995, as of October 22, 1996 this amount had declined to zero. The amount earned under such plan vests on June 30, 1997 and is payable in either cash or DAKA stock at the option of DAKA. No portion of the amount earned under the plan vests or is payable until June 30, 1997.

(3) In lieu of the receipt of senior executive stock options in fiscal 1992 in connection with the recapitalization of DAKA, DAKA provides to Allen R. Maxwell an annuity for which DAKA pays to an insurance company $60,000 per year for five years, which payments commenced in fiscal year 1992.

(4) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on August 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of the Common Stock as of the date of grant) with respect to one third of the options granted, $25.80 per share with respect to another one third of the options granted and $27.60 per share with respect to the remaining one third of the options granted.

(5)  Mr. Freeman became an employee of the Company in August, 1994.

                          OPTION GRANTS IN FISCAL 1996

                                                                                        POTENTIAL REALIZABLE
                                                                                         VALUES AT ASSUMED
                                                                                       ANNUAL RATES OF STOCK
                                                  % OF                                   PRICE APPRECIATION
                                              TOTAL OPTIONS                               FOR OPTION TERM
                                                GRANTED TO    EXERCISE                       (10 YEARS)
                                  OPTIONS      EMPLOYEES IN     PRICE    EXPIRATION    -----------------------
              NAME                GRANTED      FISCAL YEAR    PER SHARE     DATE       5% ($)          10% ($)
              ----                -------      -----------    ---------     ----       ------          -------
Allen R. Maxwell.............    30,000(1)        5.7%          (1)       7/31/05      486,765       1,233,557
David G. Parker..............    18,000(1)        3.3           (1)       7/31/05      292,059         740,134
Louis A. Kaucic..............    15,000(1)        2.7           (1)       7/31/05      243,381         616,778
Willaim T. Freeman...........    21,000(1)        4.0           (1)       7/31/05      347,737         863,490

-----------------------

(1) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on August 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of the Common Stock as of the date of grant) with respect to one third of the options granted, $25.80 per share with respect to another one third of the options granted and $27.60 per share with respect to the remaining one third of the options granted.


                    AGGREGATE OPTION EXERCISES IN FISCAL 1996
                           AND YEAR-END OPTION VALUES

                                                                                             VALUE OF OUTSTANDING
                                                               NUMBER OF BENEFICIAL          IN-THE-MONEY OPTIONS
                                     SHARES                 OPTIONS AT FISCAL YEAR-END       AT FISCAL YEAR-END(1)
                                    ACQUIRED       VALUE    ---------------------------    ---------------------------
            NAME                   ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
            ----                   -----------   --------   -----------   -------------    -----------   -------------
William H. Baumhauer.........          -           -           187,000          -         $3,584,580          -
Allen R. Maxwell.............          -           -            35,000        30,000         683,100          -
David G. Parker..............        10,000     $187,500        32,500        18,000         585,985          -
Louie A. Kaucic..............             0        -            14,500        15,000         223,985          -
William T. Freeman...........         6,000      86,220           -           21,000            -             -

--------------

(1) Based on the closing bid price on the Nasdaq National Market of $23.50 per share on June 28, 1996.


                 LONG-TERM INCENTIVE PLAN--AWARD IN FISCAL 1996

                                   PERFORMANCE
                                     NUMBER OF          OR OTHER          ESTIMATED FUTURE PAYOUTS UNDER
                                   SHARES, UNITS      PERIOD UNTIL          NON STOCK-PRICE-BASED PLANS
                                     OR OTHER          MATURATION        ---------------------------------
                NAME                  RIGHTS            OR PAYOUT        THRESHOLD    TARGET       MAXIMUM
                ----                  ------            ---------        ---------    ------       -------
William H. Baumhauer.........           (1)         June 30, 1997          (1)           (1)        (1)

-------------

(1) The long-term incentive plan implemented by the Company's Board of Directors on July 3, 1994 for the Chief Executive Officer is designed to provide an incentive payment, payable at DAKA's option in the form of either cash or stock, equal to 2% of the increase in the market value of DAKA, as determined by the average 30 day trading price of the Common Stock and the weighted average number of shares outstanding, from July 3, 1994 to June 30, 1997 in excess of 15% of the market value at June 30, 1994. The incentive payment vests on June 30, 1997.

EMPLOYMENT AGREEMENTS

     Messrs. Baumhauer and Maxwell are each employed by the Company pursuant to separate five (5) year employment agreements which commenced on January 1, 1992 and expire on January 1, 1997. Each of Mr. Baumhauer and Mr. Maxwell has entered into a new employment agreement effective January 1, 1997 which provides for an initial term of three (3) years and automatic renewal each year so that the residual term of the agreement is never less than three years. The new agreements provide for initial annual base salaries of $450,500 for Mr. Baumhauer and $265,000 for Mr. Maxwell. Any adjustments to these amounts are at the discretion of the Board of Directors. Each of the agreements provides that in the event the Company terminates the executive's employment without "cause" (as defined therein) or the executive terminates his employment for "good reason" (as defined therein), DAKA shall pay the executive an amount equal to the executive's cash compensation for three years. "Good reason" is defined in each agreement as (i) an assignment to the executive of duties other than those contemplated by the agreement, or a limitation on the powers of the executive not contemplated by the agreement, (ii) the removal of the executive from or failure to elect the executive to his named position, or (iii) a reduction in the executive's rate of compensation or level of fringe benefits. "Cause" is defined in each agreement as the executive's (i) theft from or fraud on DAKA,
(ii) conviction of a felony or crime of moral turpitude, (iii) willful violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) willful and demonstrated unwillingness to perform his duties under the agreement.

     Under the terms of an employment agreement among DAKA, Champps and Mr. Vlahos which commenced on February 21, 1996, Mr. Vlahos provides full-time services to Champps in the capacity of Chairman of the Board, Chief Executive Officer and President, for a five (5) year term. Under the agreement, Mr. Vlahos shall continue to maintain the authority to control the operations of Champps so long as the average annual gross revenues per square foot of the Champps-owned restaurants is at least $400. During the period of Mr. Vlahos' full-time employment, Champps shall pay Mr. Vlahos an initial base salary of $350,000 plus a bonus of 50% of his base salary if he attains certain targets established by the Board of Directors of the Company, which amount may be increased to up to 100% of his base salary if he exceeds such performance targets by margins determined by the Board of Directors. Twenty percent (20%) of the potential bonus payments for Mr. Vlahos are related to performance targets established for DAKA as a whole and eighty percent (80%) shall be related to performance targets established for Champps. If Mr. Vlahos leaves for "good reason," or is terminated by DAKA without "cause," during the term of his employment contract, DAKA will be obligated to pay him his remaining salary and bonus as severance. "Good reason" is defined in each agreement as (i) an assignment to Mr. Vlahos of duties other than those contemplated by the agreement, or a limitation on the powers of Mr. Vlahos not contemplated by the agreement, (ii) the removal of Mr. Vlahos from or failure to elect Mr. Vlahos to his named position, or (iii) a reduction in Mr. Vlahos' rate of compensation or level of fringe benefits. "Cause" is defined in the agreement as Mr. Vlahos' (i) theft from or fraud on DAKA, (ii) conviction of a felony, (iii) violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) demonstrated unwillingness to perform his duties under the agreement. In the event that Mr. Vlahos' employment is terminated for any reason other than by DAKA for cause, Mr. Vlahos shall be provided the right, subject to certain obligations to DAKA, to establish a franchise for up to five Champps Americana restaurants anywhere in the world, but no such restaurant may be within a 20 mile radius of any other Champps restaurant, or in any territory that has been franchised or licensed by Champps.

COMPENSATION COMMITTEE REPORT

     The Compensation Committee reviews and approves compensation levels for the Company's executive officers and oversees and administers the Company's executive compensation programs. All members of the Compensation Committee, listed at the end of this report, are outside directors who are not eligible to participate in the compensation programs that the Compensation Committee oversees except for non-discretionary option grants. See "--Directors' Compensation."

     Philosophy. The Compensation Committee believes that the interests of the Company's stockholders are best served when compensation is directly aligned with the Company's financial performance. Therefore, the Compensation Committee has approved overall compensation programs which award a competitive base salary, and then encourage exceptional performance through meaningful incentive awards, both short and long term, which are tied to DAKA's performance.

     Responsibilities. The responsibilities of the Compensation Committee include:

     - developing compensation programs that are consistent with and are linked to the Company's strategy;

     - assessing the performance of and determining an appropriate compensation package for the Chief Executive Officer; and

     - ensuring that compensation for the other executive officers reflects individual, team, and the Company's performance appropriately.

     Purpose. the Company's executive compensation programs are designed to:

     -    attract, retain, and motivate key executive officers;

     - link the interests of executive officers with stockholders by encouraging stock ownership;

     - support DAKA's goal of providing superior value to its stockholders and customers; and

     - provide appropriate incentives for executive officers, based on achieving key operating and organizational goals.

     The Compensation Committee believes that DAKA's executive compensation policies should be reviewed during the first quarter of the fiscal year when the financial results of the prior fiscal year become available. The policies should be reviewed in light of their consistency with the Company's financial performance, its business plan and its position within the foodservice and restaurant industries, as well as the compensation policies of similar companies in the foodservice and restaurant businesses. The compensation of individual executives is reviewed annually by the Compensation Committee in light of its executive compensation policies for that year.

     In setting and reviewing compensation for the executive officers, the Compensation Committee considers a number of different factors designed to assure that compensation levels are properly aligned with the Company's business strategy, corporate culture and operating performance. Among the factors considered are the following:

          Comparability -- The Compensation Committee considers the compensation packages of similarly situated executives at companies deemed comparable to DAKA. The objective is to maintain competitiveness in the marketplace in order to attract and retain the highest quality executives. This is a principal factor in setting base levels of compensation.

          Pay for Performance -- The Compensation Committee believes that compensation should in part be directly linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee has relied on cash bonuses which have been determined on the basis of certain objective criteria and recommendations of the Chief Executive Officer.

          Equity Ownership -- The Compensation Committee believes that equity-based, long-term compensation aligns executives' long-range interests with those of the stockholders. These long-term incentive programs are principally reflected in DAKA's stock option plans. The Compensation Committee believes that significant stock ownership is a major incentive in building stockholder value and reviews grants of options with that goal in mind.

          Qualitative Factors -- The Compensation Committee believes that in addition to corporate performance and specific business unit performance, in setting and reviewing executive compensation it is appropriate to consider the personal contributions that a particular individual may make to the overall success of the Company. Such qualitative factors as leadership skills, planning initiatives and employee development have been deemed to be important qualitative factors to take into account in considering levels of compensation.

     Annual Cash Compensation. Annual cash compensation for the executive officers consists of a base salary and a variable, at-risk incentive bonus under the Company's Management Annual Incentive Plan.

     It is the Company's general policy to pay competitive base compensation to its executive officers. The Compensation Committee annually reviews and, if appropriate, adjusts executive officers' base salaries. In making individual base salary recommendations, the Compensation Committee considers the executive's experience, management and leadership ability and technical skills, his or her compensation history, as well as the performance of the Company as a whole and, where applicable, the performance of specific business units.

     Under the Management Annual Incentive Plan, each executive is assigned a target incentive award. This incentive award, or some portion thereof, is "earned" through a combination of four factors: DAKA's performance, business unit performance, attainment of predetermined individual goals, and the level of personal/leadership impact. This evaluation process is not strictly quantitative, but is largely based on qualitative judgments made by the Chief Executive Officer related to individual, team, and the Company's performance.

     Under the CEO Long Term Incentive Plan Mr. Baumhauer is eligible to earn a percentage of an increase in the Company's value, as measured by stock appreciation above a predetermined rate of return, over a specified three-year period. The Compensation Committee may, at its option, pay any amount due under the CEO Long Term Incentive Plan in cash or in DAKA stock. Any amount due under the CEO Long Term Incentive Plan will vest 100% at the end of the three-year period. Fiscal 1996 was the second year of the three-year vesting period.

     The Management Long Term Incentive Plan, developed by the Compensation Committee effective for fiscal year 1996 and beyond, grants stock options to senior management and certain other managers. The options vest 100% on the third anniversary of the date of grant and will have an exercise price equal to the fair market value of the Common Stock as of the date of grant with respect to one third of the options granted and equal to such fair market value plus a predetermined rate of appreciation with respect to the remaining two thirds of the options granted. The Compensation Committee has discretion in awarding grants under this plan based upon the executive's level and direct line responsibility.

     Chief Executive Officer Compensation. Mr. Baumhauer is employed by the Company pursuant to a five-year employment contract which expires on January 1, 1997; Mr. Baumhauer and the Company have entered into a new three-year employment agreement effective as of January 1, 1997. He participates in the compensation programs as outlined above. Mr. Baumhauer's total compensation for 1996 reflects the Compensation Committee's view of his outstanding performance and leadership in executing expansion plans for future growth, completing two major restaurant acquisitions, restructuring the balance sheet and articulating a clear and sound approach to restore profitability levels and pursue long-term growth in shareholder value, as well as the Compensation Committee's goal of maintaining his compensation at a level competitive with that of chief executives of companies comparable to DAKA. Mr. Baumhauer was awarded an annual incentive award of $200,000, compared to $230,000 for the prior year. Mr. Baumhauer's salary was increased to $450,000 from $370,000, representing a 21.6% increase. His long term incentive award, although not vested until June 30, 1997, had, as of June 29, 1996, a value of approximately $1,220,848 (based on the then market value of the Common Stock, which closed on Nasdaq at $23 1/2 per share on June 28, 1996), compared to $380,000 as of July 1, 1995; due to the decline in the Common Stock price subsequent to June 29, 1996, as of the time when the Compensation Committee determined the compensation for Mr. Baumhauer and as of October 22, 1996 the value of his long term incentive award had declined to zero. The dramatic effect of changes in the value of Mr. Baumhauer's long term incentive award, as determined by changes in the value of the Common Stock, on his total compensation reflect the Compensation Committee's philosophy that variable, at-risk pay should comprise a significant portion of overall executive compensation.

     Compensation of Other Officers. DAKA's executive compensation program for other executive officers is described above, although the Corporate business unit and individual performance goals and the relative weighting of the quantitative performance factors described above varies, depending upon the responsibilities of particular officers.

                                        Erline Belton
                                        E. L. Cox
                                        Alan D. Schwartz